UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

RCS CAPITAL CORPORATION

(Name of Issuer)

Common A Common Stock, $0.001 par value

(Title of Class of Securities)

74937W102

(CUSIP Number)

Joel Berman

Jeffer Mangels Butler & Mitchell LLP

1900 Avenue of the Stars, 7th Floor

Los Angeles, CA 90067

Telephone: (310) 201-3508

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74937W102	13D

1.	NAMES OF REPORTING PERSONS MPAP HOLDINGS, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (joint filers)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) The Class A common stock was issued by the Issuer to MPAP Holdings, LLC as a portion of the purchase price for equity in a subsidiary of MPAP Holdings, LLC.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,461,843 shares of Class A common stock
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 5,461,843 shares of Class A common stock
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,461,843 shares of Class A common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.40%
14.	TYPE OF REPORTING PERSON (see instructions) OO

Item 1.  Security and Issuer.

 The securities to which this statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.001 (the “Class A common stock”), of RCS Capital Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 405 Park Avenue, 14th Floor, New York, New York, 10022.

Item 2.  Identity and Background.

 (a) This Statement is filed by MPAP HOLDINGS, LLC (the “Reporting Person”).

(b) The address of the principal business and principal office of the Reporting Person is 2001 S. Barrington, Suite 215 Los Angeles, CA 90025.

(c) The principal business of the Reporting Person is to act as a holding company.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the past five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The shares of Class A common stock were acquired as part of the consideration in respect to the sale of a controlling interest in a subsidiary of Reporting Person.

Item 4.  Purpose of Transaction.

The Reporting Person hold its securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of Class A common stock and/or retain and/or sell all or a portion of the shares of Class A common stock held by the Reporting Person in the open market or in privately negotiated transactions. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Class A common stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 5,461,843 shares of Class A common stock.

(b) The Reporting Person is the beneficial owner of 5,461,843 shares of Class A common stock.

(c) Except as set forth in this Schedule 13D, the Reporting Person have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A common stock covered by this Statement.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2015	MPAP Holdings, LLC

	By:	/s/ Michael Pinsker
Name: Michael Pinsker
Title: Manager